

July 8, 2010

Bradford R. Rich
Executive Vice President and Chief Financial Officer
SkyWest, Inc.
444 South River Road
St. George, UT 84790

> **Re:** **SkyWest, Inc.**
> **File Number 000-14719**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**

Dear Mr. Rich:

We have reviewed your responses to the comments in our letter dated June 9, 2010 and have the following additional comment.

Definitive Proxy Statement on Schedule 14A

Elements of Compensation, page 23

1. We note that in response to our prior comment 7 you state that you will review our prior comment 7 with the Compensation Committee of your Board and address the issues raised in our comment in the proxy statement which you intend to file in connection with your 2011 Annual Meeting of Shareholders. Please confirm to us that in future filings you will include quantitative disclosure regarding the targets actually reached, including annual net income goals, individual business development goals and the return on shareholder equity or, to the extent you believe that disclosure of such targets is not required, you will provide us with a detailed explanation for such conclusion.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 with any questions regarding our comments. You may also call me at 202-551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor